NEWS RELEASE

Crosshair’s Plan of Arrangement Approved

Dated: September 22, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) (the “Company”) is pleased to announce that its proposed Plan of Arrangement (the “Arrangement”) was approved by shareholders at the Company’s annual and special meeting held on September 15, 2008. The Arrangement received final court approval on September 19, 2008.

Under the proposed Arrangement, the Company’s gold and volcanic-hosted massive sulphide projects located in Newfoundland will be transferred to Gemini Metals Corp. (“Gemini”) in exchange for shares for Gemini, which will be distributed to shareholders of Crosshair. Interested parties should refer to the Company’s information circular dated July 31, 2008 and its press release dated September 8, 2008 for the full terms of the proposed transaction.

Before the Arrangement can become effective, the Toronto Stock Exchange must approve the listing of the Crosshair New Shares in place of the Company’s existing shares, the TSX Venture Exchange must approve the listing of Gemini and Gemini must complete its initial public offering. The Company intends to complete the Arrangement when market conditions become favourable. The Company will provide periodic updates with respect to progress towards completion of the Arrangement.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: uncertainties relating to market price fluctuations, economic and market conditions; the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.